EXHIBIT 21.1

Significant Subsidiaries of
IntriCon Corporation

Subsidiary	Place of Incorporation

IntriCon GmbH Vertrieb von Elecktronikteilen	Germany

IntriCon UK Limited	United Kingdom

IntriCon, Inc. (formerly Resistance Technology, Inc.)	Minnesota

IntriCon PTE LTD.	Singapore

PT IntriCon Indonesia	Indonesia